Exhibit 99.1

Ioneer Signs MOUs with KIND and

Hyundai Engineering to Advance

Rhyolite Ridge Lithium-Boron Project

8 July 2026 – SYDNEY, Australia – Ioneer Ltd ("Ioneer" or "Company") (ASX: INR, NASDAQ: IONR) announced the signing of non-binding Memorandums of Understanding (each a "MOU") with the Korea Overseas Infrastructure & Urban Development Corporation ("KIND"), the Republic of Korea’s specialized public institution mandated by the Ministry of Land, Infrastructure and Transport ("MOLIT"), and Hyundai Engineering Co. Ltd. ("Hyundai Engineering"), a leading Korean and international engineering, procurement and construction company, to advance the development of the Rhyolite Ridge Lithium-Boron Project ("Project" or "Rhyolite Ridge").

Since 2016, Ioneer has invested more than US$220 million in Rhyolite Ridge and completed more than 70% of its advanced engineering work. It hosts the only known lithium-boron reserve in North America, one of two globally, and is the only project of its kind in active development. Once operational, Rhyolite Ridge will process ore into final products entirely on-site and create and support 275 to 300 permanent positions in rural Nevada.

Under the MOUs, KIND is considering making an equity investment in the Project, and Hyundai Engineering is considering the provision of certain procurement-related activities in connection with the Project. The MOUs reflect Rhyolite Ridge's strategic value for both the United States and the Republic of Korea, and its role as a cornerstone of America's efforts to secure a domestic supply of urgently needed critical minerals.

"KIND and Hyundai Engineering bring proven expertise and a shared commitment to delivering critical minerals projects. Together, we are closer than ever to breaking ground at Rhyolite Ridge and bringing urgently needed lithium and boron to the market," said Bernard Rowe, Managing Director, Ioneer. "We look forward to what we will accomplish together."

"KIND is pleased to deepen the strategic and economic partnership between the Republic of Korea and the United States through this MOU," said Chris Soeung Kim, Director of plant business division, KIND. "We have been actively advancing investments in U.S. energy, infrastructure and critical minerals, and Rhyolite Ridge is exactly the kind of investment that serves our mandate."

"Across the metrics that matter most – permitting, construction readiness, and long-term supply certainty – Rhyolite Ridge stands apart from other critical mineral projects," said Seung Dong Lee, Head of process plant business execution office, Hyundai Engineering. "This MOU to participate in the engineering, procurement and design reflects our intent to pursue shared interests, securing a reliable critical minerals supply chain for the industries we serve and our confidence in Ioneer’s leadership."

"These MOUs reflect the strength and maturity of Rhyolite Ridge. With the entry into MOUs with KIND and Hyundai Engineering, we are one step closer to a Final Investment Decision and to delivering this once-in-a-generation asset for U.S. critical minerals production," said James Calaway, Executive Chairman, Ioneer.

The MOUs are non-binding and do not create legally enforceable obligations on the part of KIND and Hyundai Engineering to invest in or otherwise support the development of Rhyolite Ridge. There can be no certainty that legally binding arrangements will be entered into.

Advancing the Rhyolite Ridge Lithium-Boron Project
Mineral Development
MOLIT
Ministry of Land, Infrastructure and Transport
HYUNDAI
ENGINEERING CO. LTD.

Pictured at the July 7 signing ceremony, left to right (first row): Kim, Bokhwan, CEO & president, KIND; James Calaway, Executive Chairman, Ioneer; Lee, Seung Dong, VP, Head of Process Plant Business Execution Office, Hyundai Engineering. Left to right (second row): Kyle Haustveit, Undersecretary of Energy, U.S. Department of Energy; Kim, Yi-tak, Vice Minister, MOLIT.

—ENDS—

About Ioneer

Ioneer Ltd. is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the DOE's Office of Energy Dominance Financing in January 2025. In October 2024, Ioneer received the final federal permit for the Project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet Energy & Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

About KIND

The Korea Overseas Infrastructure & Urban Development Corporation is a specialized public institution established under the Ministry of Land, Infrastructure and Transport of the Republic of Korea. KIND is mandated to support Korean companies in advancing overseas infrastructure and public-private partnership ("PPP") projects by providing equity investment, structured financing, and project development support.

KIND operates across a broad range of sectors including transportation, energy, urban development, and critical minerals, in partnership with multilateral development banks, commercial banks, governments, and private developers. As a dedicated PPP investment institution, KIND plays a central role in expanding Korea's overseas infrastructure footprint while advancing bilateral economic cooperation with partner nations.

For more information, visit www.kindkorea.or.kr.

About Hyundai Engineering
Hyundai Engineering Co. Ltd. is evolving into a technology-driven energy solutions provider, expanding beyond traditional EPC services into the full energy value chain — from project development and financing to operations.

Building on its strong foundation in global plant engineering, Hyundai Engineering delivers end-to-end plant services from FEED to EPC, while continuously executing complex industrial and infrastructure projects and strengthening its position in advanced industrial facilities.

In response to the global energy transition, Hyundai Engineering is accelerating its expansion into low-carbon and next-generation energy sectors, including LNG, solar power, and nuclear. Hyundai Engineering is actively advancing key future technologies such as SMRs, hydrogen production, and carbon capture, while also growing new businesses in electric vehicle charging and modular construction.

Through these initiatives, Hyundai Engineering is transforming into a comprehensive energy and infrastructure company, creating sustainable value across the entire lifecycle of projects and positioning itself at the forefront of the global energy transition.

Investor Relations

Chad Yeftich, Ioneer USA Corporation

Investor Relations

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+1 775 993 8563

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